EXHIBIT 99.1

BrainsWay Announces $5 Million Minority-Stake Investment in Stella MSO, LLC

BrainsWay is actively evaluating similar investments in other leading U.S. mental health providers to raise awareness and expand access to transformative care

BURLINGTON, Mass. and JERUSALEM, June 04, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced it has entered into a strategic equity financing agreement with Stella MSO, LLC (“Stella Mental Health” or “Stella”), a management services organization servicing more than 20 mental health clinics across the U.S. and Israel that have treated over 30,000 patients to date.

“Our investment in Stella Mental Health is just the first of the minority-stake investments we are planning to make in high-performing providers across the U.S. These equity investments are part of a broader strategic initiative to accelerate access to and awareness of innovative mental health treatments such as Deep TMS Therapy in the market by supporting the interventional psychiatry space. Most importantly, our minority investment strategy allows BrainsWay to continue with its core focus on the scientific and clinical advancement of its technology and delivering best-in-class support to all of its customers,” said Hadar Levy, BrainsWay’s Chief Executive Officer.

“Stella has built an impressive platform and reputation for clinical excellence, operational strength and excellent patient outcomes. We are excited to provide them with this injection of growth capital, and we are confident in their ability to continue scaling their business and facilitating impactful care to patients through the clinics it services,” concluded Mr. Levy.

Under the terms of the definitive agreement, BrainsWay will invest $5 million in Stella, and will receive a minority position in the company in the form of a preferred, annually compounding security. The agreement also provides for a redemption mechanism relating to the shares.

“BrainsWay’s reputation as an innovative force is well known in the clinical arena,” stated Michael Gershenzon, Stella’s Chief Executive Officer. “The opportunity to partner with them is a strategic investment in accelerating our growth plans to positively change, and save, more patient lives by expanding their access to transformative care.”

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

About Stella

Stella is an interventional psychiatry practice focused on delivering the most effective mental health protocols for conditions, including severe trauma, stress, anxiety, and depression. With a team of board-certified physicians, advanced psychiatric nurse practitioners, psychologists, psychiatrists and advocates, Stella combines biology, psychology, and psychiatry to address the complex needs of patients. For more information, please visit https://stellamentalhealth.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com